EXUBERA® RECEIVES POSITIVE OPINION FROM CHMP FOR THE TREATMENT OF TYPE 1 + TYPE 2 DIABETES

Paris October 14, 2005 – Sanofi-aventis announced today that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) issued a positive opinion recommending approval of EXUBERA® (insulin human), an inhalable form of insulin, for the treatment of type 1 and type 2 diabetes.

The proposed therapeutic indication for Exubera is for the treatment of adult patients with type 2 diabetes mellitus not adequately controlled with oral antidiabetic agents and requiring insulin therapy; and for the treatment of adult patients with type 1 diabetes mellitus, in addition to long or intermediate acting subcutaneous insulin, for whom the potential benefits of adding inhaled insulin outweigh the potential safety concerns.

EXUBERA, the product of a joint-development program between sanofi-aventis and Pfizer, is an inhaled rapid-acting insulin preparation that is inhaled into the lungs prior to each meal, using a proprietary inhalation device and powdered insulin formulation developed by Nektar Therapeutics. EXUBERA closely mimics the normal physiological insulin response to meals by quickly being absorbed into the bloodstream to reduce meal-related spikes in glucose levels in people with diabetes. In Europe, approximately 22.5 million people suffer from diabetes. Type 2 diabetes accounts for 85 percent to 95 percent of all diagnosed cases.[1] Although insulin is a very important treatment for diabetes, healthcare providers and patients are often reluctant to initiate or intensify insulin treatment. The reasons for this include concerns about lifestyle changes, compliance, disease progression and injection-related factors.[2]

Complications commonly associated with uncontrolled or poorly controlled diabetes include cardiovascular disease, kidney failure and blindness. A large study in eight major European countries has shown that the total direct medical costs for type 2 diabetes are estimated to be €29 billion each year, of which hospitalizations account for €15.9 billion.[3]

Pending approval of the European Commission, EXUBERA would represent a major advance in insulin delivery and would be the first non-injectable insulin available in the Europe since the discovery of insulin in the1920s.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

About sanofi-aventis
Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diesases, central nervous system, internal medicine, vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

The sanofi-aventis Group conducts business in the United States through its affiliates Sanofi-Synthelabo Inc. and Aventis Pharmaceuticals Inc.

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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References
1.	World Health Organization. The European Health Report. 2002. Available at: http://www.who.dk/document/ehr/e76907h.pdf
2.	Home PD, Boulton AJM and Jimenez J. Issues relating to the early or earlier use of insulin in type 2 diabetes. Pract Diab Int. March 2003; 20 (2); 63-71
3.	Jonsson B. Revealing the cost of Type II diabetes in Europe. Diabetologia. 2002 Jul;45(7):S5-12. Epub 2002 May 24

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com